UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _3__)*

Hybridon, Inc.
(Name of Issuer)

Common Stock**
(Title of Class of Securities)

44860M801
(CUSIP Number)

September 30, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** In addition to common stock we also hold securities convertible into common stock

CUSIP No.      44860M801	13G	Page  2 of  3   Pages

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Pecks Management Partners Ltd.                    11-3015963
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) I0
	(b) 0
Not applicable

3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION

New York

5 SOLE VOTING POWER

3,579,271

6 SHARED VOTING POWER

Not applicable

7 SOLE DISPOSITIVE POWER

3,579,271

8 SHARED DISPOSITIVE POWER

Not applicable

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,579,271

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES (SEE INSTRUCTIONS)
[  ]
Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.00%

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

PECKS MANAGEMENT PARTNERS LTD.

Item 1a.	Hybridon Inc.
Item 1b	        345 Vassar Street
		Cambridge, MA 02139

Item 2a	        Pecks Management Partners Ltd.
Item 2b	        One Rockefeller Plaza, Suite 900
	        New York, NY  10020

Item 2c	        New York

Item 2d	        Common Stock*
*We hold securities convertible/exercisable into common stock

Item 2e	CUSIP: 44860M801

Item 3e	       Investment Adviser Registered under Section 203
	       of the Investment Advisers Act of 1940

Item 4	a	3,579,271
		b	7.00%
		ci	3,579,271
		ii	Not Applicable
		iii	3,579,271
		iv	Not Applicable

Item 5	        Not applicable

Item 6	Shares as to which this schedule is filed are owned by four (4)
	 investment
advisory clients of the person filing this schedule, which clients receive dividends and the proceeds from the sale of such shares. No such
	 client is known
to have such interest with respect to more than 5% of the class.

Items 7-9	Not applicable

Item 10	"By signing below I certify that, to the best of my knowledge
	 and belief,
the securities referred to above were acquired in the ordinary
	course of business
and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not
	acquired
in connection with or as a participant in any transaction having such purpose or effect."

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

							November 13, 2002

							/s/ Robert J. Cresci  								Robert J. Cresci
							Principal